APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Magic Valley Brewing LLC
Balance Sheet - unaudited
For the period ended 12/31/18

	Jan 2018-Dec 2018
ASSETS	
Cash	
Trade notes and accounts receivable	-
Inventories	-
US Govt obligations	
Tax-exempt securities	-
Other current assets	-
Loans to partners	-
Other investments	-
Buildings and other depreciable assets	71,055.00
Less accumulated depreciation	(31,876.00)
Depletable assets	
Land	
Intangible	-
assets	-
Total Assets	39,179.00
LIABILITIES	
Accounts payable	$ 4,781.00
Motgages, notes, bonds payable in less than 1 year	7,828.00
Other current liabilities	-
All nonrecourse loans	-
Loands from partners	-
Mortgages, notes, bonds payable in 1 year or more	41,077.00
Other liabilities	- -
EQUITY	-
Partners' Capital accounts	(14,507.00)
	-
Total Liabilities and capital	39,179.00

Magic Valley Brewing LLC
Income Statement - unaudited
For the period ended 12/31/18

	Current Period
	Jan 2018-Dec 2018
REVENUES	
Sales	$ 181,519.00
Other Revenue	-
TOTAL REVENUES	**181,519.00**
COST OF GOODS SOLD	
Cost of Sales	67,586.00
Supplies	
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	67,586.00
GROSS PROFIT (LOSS)	113,933.00
OPERATING EXPENSES	
Advertising and Promotion	
Bank Service Charges	-
Business Licenses and Permits	-
Computer and Internet	-
Depreciation	11,156.00
Dues and Subscriptions	-
Insurance	-
Meals and Entertainment	-
Miscellaneous Expense	-
Office Supplies	
Payroll Processing	-
Repairs & Maintenance	4,047.00
Occupancy	
Rent	4,400.00
Salaries	91,655.00
Taxes and Licenses	16,400.00
Travel	-
Utilities	-
Other deductions	41,418.00
TOTAL OPERATING EXPENSES	169,076.00

OPERATING PROFIT (LOSS) (55,143.00)

INTEREST (INCOME), EXPENSE & TAXES

Interest (Income) -

Interest Expense -

Income Tax Expense -

TOTAL INTEREST (INCOME), EXPENSE & TAXES -

NET INCOME (LOSS) $ (55,143.00)

Magic Valley Brewing LLC
Statement of Cash Flow - unaudited
For the period ended 12/31/18

	Jan 2018-Dec 2018
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	(55,143)
Adjustments to Reconcile Net Income	
to Net Cash Flows From Operating Activities:	
Depreciation	11,156
Decrease (Increase) in Operating Assets:	
Trade Accounts Receivable	-
Inventory	-
Prepaid Income Taxes	-
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	-
Credit Cards Payable	-
Total Adjustments	11,156
Net Cash Flows From Operating Activities	(43,987)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of Property and Equipment	-
Net Cash Flows From Investing Activities	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
Repayment of Debt	-
Member's Withdrawals	-
Net Cash Flows From Financing Activities	-
NET INCREASE (DECREASE) IN CASH	(43,987)
CASH - BEGINNING	-
CASH - ENDING	(43,987)

Magic Valley Brewing LLC
Balance Sheet - unaudited
For the period ended 12/31/19

	Jan 2019-Dec 2019
ASSETS	
Cash	
Trade notes and accounts receivable	-
Inventories	-
US Govt obligations	
Tax-exempt securities	-
Other current assets	413.00
Loans to partners	-
Other investments	-
Buildings and other depreciable assets	72,709.00
Less accumulated depreciation	(42,920.00)
Depletable assets	
Land	
Intangible	-
assets	-
Total Assets	30,202.00
LIABILITIES	
Accounts payable	$ 6,535.00
Motgages, notes, bonds payable in less than 1 year	4,630.00
Other current liabilities	-
All nonrecourse loans	-
Loands from partners	-
Mortgages, notes, bonds payable in 1 year or more	40,000.00
Other liabilities	-
EQUITY	-
Partners' Capital accounts	(20,963.00)
	-
Total Liabilities and capital	30,202.00

Magic Valley Brewing LLC
Income Statement - unaudited
For the period ended 12/31/19

	Current Period
	Jan 2019-Dec 2019
REVENUES	
Sales	$ 210,218.00
Other Revenue	-
TOTAL REVENUES	**210,218.00**
COST OF GOODS SOLD	
Cost of Sales	63,687.00
Supplies	
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	63,687.00
GROSS PROFIT (LOSS)	146,531.00
OPERATING EXPENSES	
Advertising and Promotion	
Bank Service Charges	-
Business Licenses and Permits	-
Computer and Internet	-
Depreciation	11,044.00
Dues and Subscriptions	-
Insurance	-
Meals and Entertainment	-
Miscellaneous Expense	-
Office Supplies	
Payroll Processing	-
Repairs & Maintenance	3,301.00
Occupancy	
Rent	8,606.00
Salaries	94,460.00
Taxes and Licenses	12,902.00
Travel	-
Utilities	-
Other deductions	39,891.00
TOTAL OPERATING EXPENSES	170,204.00
OPERATING PROFIT (LOSS)	(23,673.00)

INTEREST (INCOME), EXPENSE & TAXES

Interest (Income)	
Interest Expense	421.00
Income Tax Expense	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	421.00
NET INCOME (LOSS)	**$ (24,094.00)**

Magic Valley Brewing LLC
Statement of Cash Flow - unaudited
For the period ending 12/31/19

	Jan 2019-Dec 2019
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	(24,094)
Adjustments to Reconcile Net Income	
to Net Cash Flows From Operating Activities:	
Depreciation	11,044
Decrease (Increase) in Operating Assets:	
Trade Accounts Receivable	-
Inventory	-
Prepaid Income Taxes	-
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	-
Credit Cards Payable	-
Total Adjustments	11,044
Net Cash Flows From Operating Activities	(13,050)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of Property and Equipment	-
Net Cash Flows From Investing Activities	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
Repayment of Debt	-
Member's Withdrawals	-
Net Cash Flows From Financing Activities	-
NET INCREASE (DECREASE) IN CASH	(13,050)
CASH - BEGINNING	-
CASH - ENDING	(13,050)

I, Richard White, certify that:

1. The financial statements of Magic Valley Brewing included in this Form are true and complete in all material respects; and
2. The tax return information of Magic Valley Brewing included in this Form reflects accurately the information reported on the tax return for Magic Valley Brewing for the fiscal years ended 2018 and 2019 (most recently available as of the Date of this Form C).

Signature   *Richard White*

Name: Richard White

Title: Owner